# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Scribe Therapeutics, Inc., CIK 0001853921
CUSIP: 811033109
Title of class of securities: Common stock, $0.001 par value per share
Address of issuer's principal executive offices: 1150 MARINA VILLAGE PKWY, ALAMEDA, California (CA), 94501
Date of event which requires filing of this statement: 07/23/2026
Filed by CIK 0000059478
Persons authorized to receive notices and communications: Anat Hakim, Lilly Corporate Center, Indianapolis, Indiana (IN), 46285, (317) 276-2000

## Reporting persons
- ELI LILLY & Co (CIK 0000059478): type of reporting person: corporation (CO); citizenship or place of organization: Indiana (IN); source of funds: working capital (WC); sole voting power 1,388,161; shared voting power 0; sole dispositive power 1,388,161; shared dispositive power 0; aggregate amount beneficially owned 1,388,161 (7.3% of the class)
  Comment: This percentage is calculated based upon 18,864,386 outstanding shares of common stock of the Issuer ("Common Stock") following the consummation of its initial public offering ("IPO") as described in its Prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, on July 27, 2026, after giving effect to the full exercise of the underwriters' option to purchase an additional 1,287,000 shares of Common Stock, as disclosed in the press release issued by the Issuer on July 27, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common stock, $0.001 par value per share
Name of issuer: Scribe Therapeutics, Inc.
Address of issuer's principal executive offices: 1150 MARINA VILLAGE PKWY, ALAMEDA, California (CA), 94501

## Item 2. Identity and Background
Name of person filing: Eli Lilly and Company
Residence or business address:
Lilly Corporate Center
Indianapolis, Indiana 46285
Present principal occupation or employment: The principal business of Eli Lilly and Company is the discovery, development, manufacturing, marketing and sale of pharmaceutical products worldwide. The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of the Reporting Person is set forth on Schedule A.
Criminal convictions in the last five years: During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule A attached hereto, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule A attached hereto, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Indiana

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person beneficially owns an aggregate of 1,388,161 shares of Common Stock of the Issuer, consisting of (a) 1,054,828 shares of Common Stock that were issued on July 10, 2026 to the Reporting Person upon conversion of the Issuer's 8% Convertible Promissory Note ("Promissory Note") previously acquired for an aggregate purchase price of $30.0 million; and (b) 333,333 shares of Common Stock purchased by the Reporting Person in the IPO at the public offering price of $15.00 per share, for an aggregate purchase price of approximately $5.0 million. The funds used by the Reporting Person to acquire the Promissory Note and the Common Stock purchased in the IPO consisted of cash on hand.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the securities reported herein for investment purposes and intends to continue to review its investments in the Issuer on an ongoing basis. Except as set forth herein, the Reporting Person does not currently have any specific plan or proposal to acquire or dispose of Common Stock of the Issuer or any securities exercisable for or convertible into Common Stock of the Issuer, but the Reporting Person, consistent with its investment purpose, may at any time and from time to time directly or indirectly acquire additional or all shares of Common Stock, securities exercisable for or convertible into Common Stock of the Issuer, or other securities of the Issuer, or dispose of any or all of its shares of Common Stock, securities exercisable for or convertible into Common Stock of the Issuer, or other securities of the Issuer. The Reporting Person's determination to make any such acquisitions or dispositions, in each such case, will depend upon a variety of factors, including, but not limited to, an ongoing evaluation of its investment in such securities, applicable legal and/or contractual restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. In addition, in connection with the foregoing, the Reporting Person may engage in hedging or other transactions with respect to securities of the Issuer, including but not limited to, swaps and other derivative instruments.

As part of its ongoing evaluation of its investment in the Issuer, the Reporting Person expects to engage in discussions with directors, officers, members of management and representatives of the Issuer, and may engage in discussions with stockholders, security holders or other interested parties, from time to time covering a range of topics concerning its investment and the Issuer, including operational, financial and strategic initiatives. Furthermore, without limitation, the Reporting Person may also evaluate and discuss other ideas, that if effected, may relate to, or result in, any other matter listed in Items 4(a)-(j) of Schedule 13D. To facilitate its consideration of such matters, the Reporting Person may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Person will likely take some or all of the foregoing steps at preliminary stages in its consideration of various possible courses of action before forming any intention to pursue any specific plan or proposal.

Other than as described above, the Reporting Person reports that neither it nor, to its knowledge, any of the other persons listed on Schedule A attached to this Schedule 13D, currently has any specific plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person directly holds an aggregate of 1,388,161 shares of Common Stock, representing approximately 7.36% of the issued and outstanding shares of Common Stock. Ownership percentages set forth in this Schedule 13D are based upon a total of 18,864,386 shares of Common Stock outstanding as of July 27, 2026, following the consummation of the Issuer's IPO as described in its Prospectus filed under Rule 424(b)(4) of the Securities Act of 1933, as amended, on July 27, 2026, after giving effect to the full exercise of the underwriters' option to purchase an additional 1,287,000 shares of Common Stock, as disclosed in the press release issued by the Issuer on July 27, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The information included in part (a) of Item 5 above is incorporated by reference herein.
Transactions in the class effected during the past sixty days: Other than as described in Item 3, the Reporting Person has not purchased or sold any shares of Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Lock-Up Agreement

The Reporting Person has entered into a lock-up agreement pursuant to which the Reporting Person has agreed not to, among other things and subject to various exceptions, sell or transfer Common Stock or securities convertible into or exercisable or exchangeable for Common Stock for 180 days after July 23, 2026 without first obtaining the prior written consent of Leerink Partners LLC and Goldman Sachs & Co. LLC on behalf of the underwriters.

The foregoing description of the lock-up agreement does not purport to be complete and is qualified in its entirety by reference to the form of lock-up agreement, listed as Exhibit 2.1 hereto and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 2.1: Form of Lock-Up Agreement (Incorporated by reference to the Form of the Lock-Up Agreement attached as Annex II to the Form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer's Registration Statement on Form S-1 (SEC File No. 333-297246), filed with the Securities and Exchange Commission on July 20, 2026).

## Signatures
- ELI LILLY & Co: /s/ Christopher Anderson, Christopher Anderson, Vice President - Leader of Corporate Securities and Assistant Corporate Secretary (07/30/2026)